UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for June 2017

Total passenger traffic up 12.7% YoY in Mexico and 4.8% in San Juan

Mexico City, July 5, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for June 2017 increased by 10.6% when compared to June 2016. Passenger traffic rose 12.7% in Mexico, and 4.8% in San Juan.

This announcement reflects comparisons between June 1 through June 30, 2017 and 2016. Accumulated figures reflect comparisons between January 1 and June 30, 2017 and 2016. Transit and general aviation passengers are excluded for Mexico.

Passenger Traffic Summary
	June		% Chg.	Year to Date		% Chg.
	2016	2017		2016	2017
Mexico	2,342,407	2,638,917	12.7%	14,126,127	15,747,462	11.5%
Domestic Traffic	1,072,017	1,230,363	14.8%	5,829,761	6,712,600	15.1%
International Traffic	1,270,390	1,408,554	10.9%	8,296,366	9,034,862	8.9%
San Juan, Puerto Rico	847,846	888,616	4.8%	4,654,393	4,720,551	1.4%
Domestic Traffic	731,984	771,249	5.4%	4,119,053	4,146,943	0.7%
International Traffic	115,862	117,367	1.3%	535,340	573,608	7.1%
Total Traffic	3,190,253	3,527,533	10.6%	18,780,520	20,468,013	9.0%
Domestic Traffic	1,804,001	2,001,612	11.0%	9,948,814	10,859,543	9.2%
International Traffic	1,386,252	1,525,921	10.1%	8,831,706	9,608,470	8.8%

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Mexico Passenger Traffic
		June		% Chg.	Year to Date		% Chg.
		2016	2017		2016	2017
Domestic Traffic		1,072,017	1,230,363	14.8%	5,829,761	6,712,600	15.1%
CUN	Cancún	589,230	697,550	18.4%	2,988,147	3,585,217	20.0%
CZM	Cozumel	10,029	8,042	-19.8%	63,309	55,308	-12.6%
HUX	Huatulco	45,832	55,665	21.5%	254,647	309,833	21.7%
MID	Mérida	132,938	156,270	17.6%	808,701	936,303	15.8%
MTT	Minatitlán	19,944	16,954	-15.0%	112,693	100,344	-11.0%
OAX	Oaxaca	58,489	61,216	4.7%	329,305	352,689	7.1%
TAP	Tapachula	23,350	22,146	-5.2%	139,347	142,392	2.2%
VER	Veracruz	99,897	110,763	10.9%	578,315	617,185	6.7%
VSA	Villahermosa	92,308	101,757	10.2%	555,297	613,329	10.5%
International Traffic		1,270,390	1,408,554	10.9%	8,296,366	9,034,862	8.9%
CUN	Cancún	1,204,331	1,336,118	10.9%	7,792,696	8,501,874	9.1%
CZM	Cozumel	34,028	38,468	13.0%	241,709	248,038	2.6%
HUX	Huatulco	1,484	1,603	8.0%	86,140	98,035	13.8%
MID	Mérida	14,526	16,460	13.3%	76,070	92,689	21.8%
MTT	Minatitlán	1,455	552	-62.1%	5,675	3,441	-39.4%
OAX	Oaxaca	3,726	5,110	37.1%	29,898	32,728	9.5%
TAP	Tapachula	873	1,248	43.0%	5,452	7,111	30.4%
VER	Veracruz	6,442	5,509	-14.5%	36,477	32,179	-11.8%
VSA	Villahermosa	3,525	3,486	-1.1%	22,249	18,767	-15.7%
Total Traffic Mexico		2,342,407	2,638,917	12.7%	14,126,127	15,747,462	11.5%
CUN	Cancún	1,793,561	2,033,668	13.4%	10,780,843	12,087,091	12.1%
CZM	Cozumel	44,057	46,510	5.6%	305,018	303,346	-0.5%
HUX	Huatulco	47,316	57,268	21.0%	340,787	407,868	19.7%
MID	Mérida	147,464	172,730	17.1%	884,771	1,028,992	16.3%
MTT	Minatitlán	21,399	17,506	-18.2%	118,368	103,785	-12.3%
OAX	Oaxaca	62,215	66,326	6.6%	359,203	385,417	7.3%
TAP	Tapachula	24,223	23,394	-3.4%	144,799	149,503	3.2%
VER	Veracruz	106,339	116,272	9.3%	614,792	649,364	5.6%
VSA	Villahermosa	95,833	105,243	9.8%	577,546	632,096	9.4%

 ASUR Page 2 of 3

US Passenger Traffic, San Juan Airport
	June		% Chg.	Six-Months		% Chg.
	2016	2017		2016	2017
SJU Total	847,846	888,616	4.8%	4,654,393	4,720,551	1.4%
Domestic Traffic	731,984	771,249	5.4%	4,119,053	4,146,943	0.7%
International Traffic	115,862	117,367	1.3%	535,340	573,608	7.1%

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 5, 2017